EXHIBIT 11.1


                         COLUMBIA BANCORP AND SUBSIDIARY


                       INFORMATION USED IN THE COMPUTATION
                         OF NET INCOME PER COMMON SHARE
                 For the Six Months Ended June 30, 1996 and 1995

                                                                  1995
                                                           ---------------------
                                                                       Fully-
                                              1996 (1)     Primary     Diluted
                                              --------     -------     --------

Net income                                  $2,032,642     1,390,520   1,390,520
Less accumulated dividends on Series A
 preferred stock                                    --       157,776          --
                                            ----------     ---------   ---------
Adjusted net income applicable to
 common shares                              $2,032,642     1,232,944   1,390,520
                                            ==========     =========   =========
Weighted average common shares
 outstanding                                 2,147,003     1,045,024   1,215,521
Effect of dilutive stock options and
 warrants                                      115,759        81,301      81,310
Effect of Series A preferred stock                  --            --     248,707
                                            ----------     ---------   ---------
Total weighted average shares
 outstanding                                 2,262,762     1,126,325   1,545,529
                                            ==========     =========   =========
Net income per common share                 $      .90          1.09         .90
                                            ==========     =========   =========
- --------------------------------

(1) Represents both primary and fully-diluted earnings per share.